SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2017
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH CORP.
ASSOCIATES INVESTMENT PLAN

Date: June 29, 2018	By /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2017 and 2016

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2017 and 2016

Page
Report of Independent Registered Public Accounting Firm

Financial Statements

 Statements of Net Assets Available for Benefits

 Statement of Changes in Net Assets Available for Benefits

 Notes to Financial Statements

Supplemental Schedule

 Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
1 3 4 5 13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the PVH Associates Investment Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Spielman, Koenigsberg & Parker, LLP

Spielman, Koenigsberg & Parker, LLP

We have served as the Plan's auditor since 2005.

New York, NY
June 25, 2018

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
Assets

Cash	$ 1,667,001	$ 293,330
Participant-directed investments, at fair value	639,665,360	523,765,020
Receivables:
Notes from participants	10,455,157	10,568,080
Contributions, employer	-	371,931
Contributions, employee	-	830,988

Total receivables	10,455,157	11,770,999

Net assets available for benefits	$ 651,787,518	$ 535,829,349

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2017

Additions

Investment income:
Net appreciation of investments	$ 87,326,838
Dividend income	20,735,824
Total investment income	108,062,662

Interest income on notes receivable from participants	476,386

Contributions:
Employer, net of forfeitures	13,335,314
Participants	32,902,637
Rollovers	4,163,567
Total contributions	50,401,518

Total additions	158,940,566

Deductions

Payments to participants	42,210,323
Administrative expenses	772,074
Total deductions	42,982,397

Net increase in net assets available for benefits	115,958,169

Net assets available for benefits at beginning of year	535,829,349

Net assets available for benefits at end of year	$ 651,787,518

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016

1. Description of the Plan

The following description of the PVH Associates Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Trustee and Recordkeeper

The Plan's trustee is Charles Schwab Bank (the "Trustee").  The Plan's recordkeeper is Milliman, Inc. On October 1, 2018 the Plan will switch its recordkeeper and trustee services from Milliman, Inc. and Charles Schwab Bank to Empower Retirement and Great-West Trust Company, respectively.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the "Company") who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $18,000 per annum for the 2017 and 2016 plan years.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make catch-up contributions up to $6,000 for the 2017 and 2016 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings.  Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested.  All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of the 25 individual investment options.  A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Notes receivable from participants are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2017, outstanding notes receivable from participants totaled $10,455,157, with maturity dates through 2032 at interest rates ranging from 4.25% to 9.25%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions.  In 2017 and 2016, forfeitures of $916,553 and $383,151, respectively, were used by the Plan to reduce the Company's matching contributions.  At December 31, 2017 and 2016, cumulative forfeited non-vested accounts totaled $178,743 and $769,247, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

Reclassifications

Certain amounts from 2016 financial statements have been reclassified in order to conform with 2017 presentation.

PVH ASSOCIATES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Recent Accounting Guidance

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement.  Under this standard, for entities that measure investments using the net asset value (NAV) practical expedient, the requirement to categorize these investments in the fair value hierarchy table is eliminated and instead, the fair values of these investments should be presented as reconciling items between the financial statement amounts and the totals reported in the fair value table.  Additionally, certain disclosures are no longer required for investments that are eligible for the practical expedient but are not measured that way.

The ASU proposal should be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The Plan adopted this standard as of December 31, 2016 and accordingly, the presentation of the fair value measurements note herein has been changed to reflect such adoption.

3. Party-In-Interest Transactions

During the year ended December 31, 2017, the Plan purchased 24,502 and sold 45,630 shares of the Company's common stock and received $65,763 during 2017 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2016, the Plan purchased 31,119 and sold 58,540 shares of the Company's common stock and received $69,707 from the Company as payment of dividends on its common stock.   Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2017 and 2016:

Fair Value Measurements at
December 31, 2017
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 547,677,054	$ 547,677,054	$ -	$ -
PVH Corp. common stock(2)	58,150,421	58,150,421	-	-

Total investments measured at fair value	$ 605,827,475	$ 605,827,475	$ -	$ -
Common collective trust fund measured at
net asset value(3)	$ 33,837,885
Total participant-directed investments	$ 639,665,360

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements at
December 31, 2016
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 425,017,918	$ 425,017,918	$ -	$ -
PVH Corp. common stock(2)	40,817,447	40,817,447	-	-

Total investments measured at fair value	$ 465,835,365	$ 465,835,365	$ -	$ -
Common collective trust fund measured at
net asset value(3)	$ 57,929,655
Total participant-directed investments	$ 523,765,020

(1)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)
Valued at the net asset value of the fund, as determined by the fund family.  The Plan has no unfunded commitments related to this common collective trust fund.  This fund invests in guarantee contracts and instruments and is redeemable on a daily basis without restriction.

5. Investment Contract with Insurance Company

Through November, 2016, the Plan had a fully benefit-responsive GIC with MetLife Insurance Company ("MetLife"). MetLife maintained the contributions in a general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Limitations on the Ability of the GIC to Transact at Contract Value

The GIC was liquidated in November 2016.  Prior to its liquidation, certain events could have limited the ability of the Plan to transact at contract value with MetLife. Such events included (1) premature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statements of Net Assets Available for Benefits.

7. Income Tax Status

The IRS has determined and informed the Company by a letter dated May 24, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2017 and 2016:

	2017	2016
Net Assets available for benefits per the financial statements	$651,787,518	$535,829,349
Amounts allocated to withdrawing participants	(85,297)	(142,258)

Net assets available for benefits per the Form 5500	$651,702,221	$535,687,091

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:
2017

Benefits paid to participants per the financial statements	$42,210,323
Add: Amounts allocated to withdrawing participants at
December 31, 2017	85,297
Less: Amount allocated to withdrawing participants at
December 31, 2016	142,258
Benefits paid to participants per the Form 5500	$42,153,362

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2017, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PVH ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

		(c)
	(b)	Description of investment		(e)
(a)	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		883,120.232 shares	**	$ 23,923,727
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio
		Institutional; 807,658.070 shares	**	20,102,609
	American Funds	Europacific Growth Fund R5; 473,537.659 shares	**	26,560,727
	Fidelity Funds	Fidelity Balanced Fund; 2,162,602.791 shares	**	51,318,564
	Metropolitan West	Metropolitan West Total Return Bond M
		Fund; 1,735,433.170 shares	**	18,499,718
	T. Rowe Price	T. Rowe Price Blue Chip Growth; 424,452.527 shares	**	40,879,023
	The Vanguard Group	Vanguard Extended Market Index; 6,012.210 shares	**	509,595
	The Vanguard Group	Vanguard Institutional Index Fund; 229,411.631	**
		shares	**	55,852,556
	The Vanguard Group	Vanguard Institutional Target Retirement income; 37,091.849 shares	**	797,475
	The Vanguard Group	Vanguard Target Retirement 2015; 444,582.834 shares	**	9,776,377
	The Vanguard Group	Vanguard Target Retirement 2020; 1,080,679.601 shares	**	24,347,711
	The Vanguard Group	Vanguard Target Retirement 2025; 1,470,229.794 shares	**	33,609,453
	The Vanguard Group	Vanguard Target Retirement 2030; 2,181,375.011 shares	**	50,433,390
	The Vanguard Group	Vanguard Target Retirement 2035; 1,761,099.752 shares	**	41,156,901
	The Vanguard Group	Vanguard Target Retirement 2040; 1,454,891.121 shares	**	34,364,528
	The Vanguard Group	Vanguard Target Retirement 2045; 1,402,268.713 shares	**	33,373,995
	The Vanguard Group	Vanguard Target Retirement 2050; 942,190.704 shares	**	22,442,983
	The Vanguard Group	Vanguard Target Retirement 2055; 607,174.539 shares	**	14,487,185
	The Vanguard Group	Vanguard Target Retirement 2060; 91,108.090 shares	**	2,173,839
	The Vanguard Group	Vanguard Target Retirement 2065; 1,692.329 shares	**	36,757
	The Vanguard Group	Vanguard Total Bond Market Index
		Institutional; 677,330.822 shares	**	7,281,306
	The Vanguard Group	Vanguard Total International Stock Index
		Institutional; 67,361.541 shares	**	8,220,129
	Wells Fargo Funds	Wells Fargo Stable Value Class U; 667,150.732 shares	**	33,837,885
	William Blair Funds	William Blair Mid Cap Growth I; 1,124,530.451
		shares		27,528,506
*	PVH Corp.	PVH Corp. Common Stock; 423,806 shares	**	58,150,421

		Total investments		$639,665,360

*	Notes receivable from	Participant notes receivable maturing at
	participants	various dates through 2032 and bearing
		interest at rates from 4.25% to 9.25%	**	$ 10,455,157
* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors